January 7, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention: Tom Jones

Re: Acorn Acquisition Corp.

       Registration Statement on Form S-4

       Pre-Effective Amendment No. 1

       Filed: December 18, 2007

       File No. 333-146685

Dear Mr. Jones:

This letter is in response to the limited review comment letter dated December 28, 2007 (the "Comment Letter") that was received by Acorn Acquisition Corp. (the "Company") in connection with the above-captioned filing. For the convenience of the Commission's staff, this letter will repeat each comment made in the Comment Letter in italics followed by the Company's response thereto. Pre-effective Amendment No. 1 to the above-captioned registration statement is being filed on EDGAR today as is a copy of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 36

1.   Please refer to prior comment 2. Please revise the Acorn Acquisition Corp. pro forma information to also include a December 31, 2005 pro forma income statement or tell us why no such revisions are necessary. In a related matter, please provide us with your calculations of the Lumen's pro forma equivalent per share data as disclosed on page 20. We note the equivalent per share amounts disclosed on page 20 seem small based on the transactions stated stock exchange ratio.

Pre-Effective Amendment No. 2 to Form S-4 includes the pro forma information as at and for the year ended December 31, 2005. The calculations for Lumen's pro forma equivalent per share amounts have been corrected and are as follows:

	For the Nine Months		For the Three Months		For the Year
	September 30,		September 30,		December 31,
	2007	2006	2007	2006	2006	2005

Lumen:
Shares issued 2/23/2006	10,000	10,000	10,000	10,000	10,000	-
Days outstanding	273	219	92	92	311	-
	2,730,000	2,190,000	920,000	920,000	3,110,000	-
Shares issued 7/23/2007	6,400	-	6,400	-	-	-
Days outstanding	69	-	69	-	-	-
	441,600	-	441,600	-	-	-
	3,171,600	2,190,000	1,361,600	920,000	3,110,000	-
Days outstanding	273	273	92	92	365
Weighted Average	11,618	8,022	14,800	10,000	8,521	-
Exchange Ratio	3,125	3,125	3,125	3,125	3,125

Equivalent Shares	36,306,250	25,068,681	46,250,000	31,250,000	26,626,712	-

Acorn weighted average shares outstanding	1,372,574	1,372,574	1,372,574	1,372,574	1,372,574	1,372,574

Pro Forma weighted average shares outstanding	37,678,824	26,441,255	47,622,574	32,622,574	27,999,286	1,372,574

	As At September 30,				As At December 31,
Lumen:	2007	2006			2006	2005
Shares outstanding
Exchange ratio	16,400	10,000			10,000	-
	3,125	3,125			3,125
	51,250,000	31,250,000			31,250,000	-

Acorn shares outstanding	1,372,574	1,372,574			1,372,574	1,372,574
Pro Forma shares outstanding	52,622,574	32,622,574			32,622,574	1,372,574

Exhibit 23. 1

2.   Please include currently dated consents with any amendments to this filing. In this regard, please make sure the Raich Ende Malter & Co. consents at Exhibit 23.1 also refer to their audit reports on Acorn Acquisition Corp. and Lumen Medical Inc. dated October 2, 2007.

Pre-Effective Amendment No. 2 to the filing includes updated consents.

The Company is interested in having the above-captioned registration statement declared effective as soon as it has addressed the concerns of the staff of the Commission by appropriate pre-effectiveness amendments. Please advise the undersigned when the staff of the Commission believes that an acceleration request will be affirmatively responded to.

Very truly yours,

Peter B. Hirshfield